FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 30, 2013

PETROBRAS ARGENTINA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

PETROBRAS ARGENTINA S.A.

SALE OF INTEREST IN PEDASA AND PFB

Corporate shareholders of Distrilec (Edesur)

Buenos Aires, January 30, 2013 – Petrobras Argentina S.A. (Buenos Aires: PESA, NYSE: PZE) informs that at the Board of Director’s Meeting held on this date the Company resolved to accept the purchase offer received from Hidroeléctrica Piedra del Águila S.A. and La Plata Cogeneración S.A. for all the shares of Petrobras Electricidad de Argentina S.A. (PEDASA) and Petrobras Finance Bermuda Ltd. (PFB) for an amount of US$35 million.

PEDASA and PFB hold a 38.5% and 10% interest, respectively, in the capital stock of Distrilec, a holding company owner of a 56.36% interest in the capital stock of Empresa Distribuidora Sur S.A. (Edesur), a company engaged in the distribution and sale of electric power in the southern area of the Autonomous City of Buenos Aires and the Greater Buenos Aires.

www.petrobras.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 01/30/2013

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney